UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

China Precision Steel, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan
Hong Kong, People's Republic of China
86 21 5994 8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16941J 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Belmont Capital Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong, Special Administrative Region of the People’s Republic of China
Number of	7.	2,815,312 (See Note 1)	Sole Voting Power
Shares Bene-ficially by	8.	0	Shared Voting Power
Owned by Each	9.	2,815,312 (See Note 1)	Sole Dispositive Power
Reporting Person With	10.	0	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,815,312 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 7.7% (See Note 2)
14.	Type of Reporting Person (See Instructions): CO

Note 1: The Reporting Person beneficially owns 1,831,949 outstanding shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”) and the right to acquire 983,363 shares of Common Stock through the exercise of warrants.
Note 2: This percentage represents the percentage of outstanding shares of Common Stock beneficially held by the Reporting Person, inclusive of that number of shares of Common Stock which the Reporting Person has the right to acquire through the exercise of warrants in both the number of shares of Common Stock beneficially held by the Reporting Person and in the number of total shares of Common Stock outstanding. This percentage assumes that other than the shares of Common Stock underlying the warrants held by the Reporting Person, there are 35,361,544 shares of Common Stock outstanding, as evident in the Issuer’s most recent Current Report on Form 8-K, dated as of February 16, 2007.

CUSIP No. 16941J 10 6

ITEM 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (“Statement”) relates is the Common Stock, par value $0.001 per share of China Precision Steel, Inc., a Colorado corporation (the “Issuer”). The address of the Issuer’s principal executive office is located at 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong, People's Republic of China.

ITEM 2.	Identity and Background

This statement is being filed by Belmont Capital Group Limited, sometimes referred to herein as the “Reporting Person.” The Reporting Person is a corporation organized in the British Virgin Islands. Its principal office address is Suite C, 20/F Neich Tower, 128 Gloucester Road, Hong Kong, SAR of the People’s Republic of China. Its principal business is to engage in financial consulting.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

On or about February 21, 2007, the Reporting Person acquired three hundred thirty-three thousand three hundred thirty-three (333,333) shares of the securities reported in this Statement at a price of $3.00 per share, under the terms of a Stock Purchase Agreement between the Issuer and the Reporting Person, dated as of February 16, 2007 (the “Private Placement Agreement”).

On or about February 22, 2007, the Reporting Person acquired three hundred fifty-one thousand eight hundred eighty-five (351,885) shares of the securities reported in this Statement pursuant to pre-existing anti-dilution rights triggered by the Issuer’s entering into the Private Placement Agreement.

On or about February 22, 2007, the Reporting Person was issued a warrant to purchase six hundred sixty-six thousand six hundred sixty-seven (666,667) shares of the securities reported in this Statement as partial compensation for services rendered pursuant to a pre-existing consulting services agreement, dated as of December 2, 2005. On or about February 22, 2007, the Reporting Person was additionally issued a warrant to purchase three-hundred sixteen thousand six hundred ninety-six (316,696) shares of the securities reported in this Statement as partial compensation pursuant to a pre-existing consulting services agreement with the Issuer, dated as of April 29, 2006.

ITEM 4.	Purpose of Transaction

The Shares were acquired for investment purposes. Except as set forth herein, the Reporting Person has no plans or proposals that relate to or result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any other material change in the Issuer's business or corporate structure;

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein;

(f) any other material changes in the Issuer's business or corporate structure;

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer

a.
As of the date of this Statement, the Reporting Person owns 1,831,949 shares or 5.18% of the Issuer’s outstanding Common Stock. This percentage assumes that there are 35,361,544 shares of Common Stock outstanding. In addition, the Reporting Person has the right to acquire 983,363 shares of the Issuer’s Common Stock through the exercise of warrants.

b.	The Reporting Person has the sole power to vote or direct the vote and dispose of or direct the disposition of the 2,815,312 shares of the Issuer’s outstanding Common Stock.

c.	On or about February 21, 2007, the Reporting Person acquired three hundred thirty-three thousand three hundred thirty-three (333,333) shares of the securities reported in this Statement at a price of $3.00 per share, under the terms of the Private Placement Agreement.

d.	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

e.	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Limited Standstill Agreement by and between Issuer and the Reporting Person, dated as of February 14, 2007, the Reporting Person has agreed not to sell or transfer any of the securities beneficially owned by it for such period of time as is described in such agreement.

ITEM 7.	Material to be filed as Exhibits

1. Limited Standstill Agreement by and between the Issuer and the Reporting Person, dated as of February 14, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2007

BELMONT CAPITAL GROUP LIMITED
/s/ Hung Wan
By: Hung Wan Its: Principal and Managing Director